Unbridled Spirit, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through December 31, 2024

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Unbridled Spirit, Inc. Management

We have reviewed the accompanying financial statements of Unbridled Spirit, Inc. (the Company) which comprise the statement of financial position as of inception through December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 25, 2025

UNBRIDLED SPIRIT, INC
STATEMENT OF FINANCIAL POSITION

	Inception through December 31, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	3,500
Total Current Assets	**3,500**
TOTAL ASSETS	**3,500**
LIABILITIES AND EQUITY	
EQUITY	
Common Stock - Class A	7,000
APIC	103,796
Accumulated Deficit	(107,296)
TOTAL EQUITY	**3,500**
TOTAL LIABILITIES AND EQUITY	**3,500**

See Accompanying Notes to these Unaudited Financial Statements

UNBRIDLED SPIRIT, INC
STATEMENT OF OPERATIONS

	Inception through December 31, 2024
Operating Expenses	
Professional Fees	6,500
Organization Costs	100,796
Total Operating Expenses	**107,296**
Total Loss from Operations	**(107,296)**
Net Income (Loss)	**(107,296)**

See Accompanying Notes to these Unaudited Financial Statements

UNBRIDLED SPIRIT, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Class A Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 6/5/24	-	-	-	-	-
Issuance of Common Stock	7,000,000	-	-	-	-
Additional Paid in Capital	-	-	110,796	-	110,796
Net income (loss)	-	-	-	(107,296)	(107,296)
Ending balance at 12/31/24	4,000,000	-	110,796	(107,296)	3,500

See Accompanying Notes to these Unaudited Financial Statements

UNBRIDLED SPIRIT, INC
STATEMENT OF CASH FLOWS

	Inception through December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(107,296)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(107,296)
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Common Stock - Class A	7,000
APIC	103,796
Net Cash provided by (used in) Financing Activities	110,796
Cash at the beginning of the period	-
Net cash increase (decrease) for the period	3,500
Cash at end of period	3,500

See Accompanying Notes to these Unaudited Financial Statements

Unbridled Spirit, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Unbridled Spirit, Inc. ("the Company") was formed in Delaware on June 5th, 2024. The Company is a bourbon and whiskey brand redefining luxury and challenging industry traditions by reclaiming bourbon's heritage and expanding its cultural relevance. Unbridled Spirit, Inc. is headquartered in Louisville, Kentucky with plans to distribute its products across the United States.

The Company will be conducting a crowdfunding campaign under Regulation CF in 2025 to raise capital for operations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,500 in cash and cash equivalents as of December 31, 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by selling distilled bourbon and whiskey to retail locations. The Company's payments will differ depending on the state where the product is sold. In some states, payment terms may vary based on the distributor's terms and regulatory requirements. In others, payment will be received after the product is sold to a distributor.

Organization Costs

Organization costs consist of operational expenses, legal fees, marketing expenses, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of December 31, 2024.

NOTE 6 – EQUITY

Class A Stock:

The Company has authorized 10,000,000 units of Class A stock with a par value of $0.001 per share. 7,000,000 shares were issued and outstanding as of December 31, 2024.

Voting: Class A stockholders are entitled to one (1) vote per share.

Dividends: The holders of Class A stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 25, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.